UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

OCULAR THERAPEUTIX, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

67576A100
(CUSIP Number)

Frank S. Vellucci, Esq. Norton Rose Fulbright US LLC 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67576A100	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Summer Road LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,574,020 shares of Common Stock (see item 5(a))

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
9,574,020 shares of Common Stock (see item 5(a))

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,574,020 shares of Common Stock (see item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (see item 5(b))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 67576A100	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) is being filed with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Ocular Therapeutix, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 15 Crosby Drive, Bedford, MA 01730.
Item 2.	Identity and Background.
(a) This Schedule 13D is filed on behalf of Summer Road LLC, a Delaware limited liability company (“Summer Road” or the “Reporting Person”).
(b) The address of Summer Road is:

655 Madison Avenue
19th Floor
New York, NY 10065-8043
Attention: Richard A. Silberberg, Chief Operating Officer
(c) Summer Road is a family office of the same family under Investment Advisers Act of 1940 Rule 202(a)(11)(G)-1 (the “Family Office Rule”). Pursuant to investment management agreements (“IMAs”) between itself and its “Family Clients” (as defined in the Family Office Rule), Summer Road exercises voting and dispositive power with respect to the Common Stock held by each of the Family Clients. Summer Road has no pecuniary interest in the Common Stock beneficially owned by the Family Clients of Summer Road.
(d) None.
(e) None.
(f) Summer Road is a Delaware limited liability company.
Item 3.	Source and Amount of Funds or Other Consideration.
As of February 21, 2019, the Reporting Person had collectively purchased an aggregate of 9,574,020 shares of Common Stock over the course of various prior purchases for an aggregate investment of approximately $56.6 million. The Reporting Person funded such purchases out of its available cash on hand.
Item 4.	Purpose of Transaction.
The shares of Common Stock held by the Reporting Person were acquired in the ordinary course of business for investment purposes.
On March 1, 2019 (the “Agreement Date”), the Issuer entered into a Note Purchase Agreement (the “Purchase Agreement”) with Cap 1 LLC, a Delaware limited liability company and a Family Client of Summer Road (“Cap 1” or the “Purchaser”), to issue and sell to the Purchaser unsecured senior subordinated convertible notes (the “Notes”) in the original aggregate principal amount of $37.5 million within five business days of the Agreement Date or upon such later date as mutually agreed between the Issuer and the Purchaser in writing (such date, the “Closing Date”). In accordance with the Purchase Agreement, each Note accrues interest at a rate of 6.0% of its outstanding principal amount per annum, payable at maturity. The Closing Date occurred on March 1, 2019. The maturity date of each Note is March 1, 2026, unless earlier converted, repurchased or redeemed as described below.
Holders of the Notes may, subject to certain conditions, convert all or part of the outstanding principal amount of their Notes into shares of Common Stock, provided that no conversion results in a holder beneficially owning more than 19.9% of the issued and outstanding shares of Common Stock. The conversion rate for the Notes will initially be 153.8462 shares of the Issuer’s Common Stock per $1,000 principal amount of the Notes, which is equivalent to an initial conversion

CUSIP No. 67576A100	13D	Page 4 of 8 Pages
price of approximately $6.50 per share. The conversion rate is subject to adjustment in customary circumstances such as stock splits or similar changes to the Issuer’s capitalization. At its election, the Issuer may choose to make such conversion payment in cash, in shares of Common Stock, or in a combination thereof. Upon any conversion of any Note, the Issuer is obligated to make a cash payment to the holder of such Note for any interest accrued but unpaid on the principal amount converted. Upon the occurrence of a Corporate Transaction (as defined in the Note), the holder of such Note is entitled, at such holder’s option, to convert all of the outstanding principal amount of the Note in accordance with the foregoing and receive an additional, “make-whole” cash payment in accordance with a table set forth in each Note.
Upon the occurrence of a Corporate Transaction, each holder of a Note has the option, but not the obligation, to require the Issuer to repurchase all or part of the outstanding principal amount of such Note at a repurchase price equal to 100% of the outstanding principal amount of the Note to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.
On or after March 1, 2022, if the last reported sale price of the Common Stock has been at least 130% of the conversion rate then in effect for twenty of the preceding thirty trading days (including the last trading day of such period), the Issuer is entitled, at its option, to redeem all or part of the outstanding principal amount of the Notes, on a pro rata basis, at an optional redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the optional redemption date.
The Purchase Agreement contains customary representations and warranties by the Issuer and the Purchaser. The Purchase Agreement does not include any financial covenants. The Issuer’s obligations under the Purchase Agreement and the Notes are subject to acceleration upon the occurrence of specified events of default, including a default or breach of certain contracts material to the Issuer and the delisting and deregistration of the Common Stock.
The terms of the Purchase Agreement, and the transactions contemplated therein, are described further in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2019.
The Reporting Person intends to review its investment in the Issuer on an ongoing basis and have discussions with representatives of the Issuer concerning the Issuer’s strategy, business and operations. In addition, the Reporting Person may engage in communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons in respect of the Issuer’s strategy, business and operations.
The Reporting Person may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Issuer, depending upon numerous factors, including, among other things: (1) the price and availability of securities of the Issuer; (2) subsequent developments affecting the Issuer; (3) the Issuer’s business and prospects; (4) general stock market and money market and economic conditions; (5) tax considerations; (6) ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; (7) the relative attractiveness of alternative business and investment opportunities; (8) the attitudes of, and actions taken by, the Issuer’s board of directors and management; and (9) other factors deemed relevant. Notwithstanding anything to the contrary herein, the Reporting Person specifically reserves the right to exercise any and all of its respective rights as a shareholder of the Issuer in a manner consistent with its equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

CUSIP No. 67576A100	13D	Page 5 of 8 Pages

 The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Person will take any of the actions set forth above. Except as provided above in this Item 4, the Reporting Person does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer’s board of directors, management, capitalization, dividend policy, charter or bylaws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) and (b)
	Shares of Common Stock Beneficially Owned[1]	Percent of Class[2]
Summer Road:
Sole Voting Power	9,574,020	17.8%
Shared Voting Powers	-0-	0%
Sole Dispositive Power	9,574,020	17.8%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	9,574,020	17.8%

[1]
Consists of (i) 3,804,788 shares of Common Stock plus (ii) 5,769,232 shares of Common Stock issuable upon conversion of the Notes. Represents shares beneficially owned by Reporting Person through IMAs entered into with two Family Clients.

[2]
This calculation is rounded to the nearest tenth and is based upon 48,113,389 shares of Common Stock outstanding, in accordance with information provided to the Reporting Person by a representative of the Issuer.

(c) In addition to the acquisition of the Notes described in Item 4 above, the Reporting Person has effected the following  transactions in the Common Stock during the past 60 days.
Date	No. of Shares	Price per Share (Average)	Location
1/22/2019	17,638	$3.77	Nasdaq Global Market
1/24/2019	2,300	$3.52	Nasdaq Global Market
(d) Of the securities as to which this Schedule 13D is filed by the Reporting Person, Cap 1, a Family Client of the Reporting Person, is the record owner of 3,177,300 shares of Common Stock and Notes convertible into 5,769,232 shares of Common Stock. Cap 1 is wholly owned by Crystal Fiduciary Company, LLC, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS.
(e) Not applicable.

CUSIP No. 67576A100	13D	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference.
Registration Rights Agreement
In connection with the execution of the Purchase Agreement and the issuance and sale of the Notes thereunder, the Issuer and the Purchaser have agreed to enter into a registration rights agreement on the Closing Date (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement and subject to specified exceptions, the Issuer will be obligated to use commercially reasonable efforts, at its expense, to file a resale registration statement (the “Registration Statement”) with the SEC to register the Common Stock underlying the Notes and other shares of Common Stock owned by Cap 1 on the Agreement Date within 30 days of the Closing Date and to have the SEC declare the Registration Statement effective within 90 days of the Closing Date. The Issuer will be further obligated to use commercially reasonable efforts to cause the Registration Statement to remain continuously effective until the earlier of the dates when all securities registrable under the Registration Rights Agreement (i) have been sold or (ii) may be sold without restriction, subject to certain conditions, pursuant to Rule 144 promulgated under the Securities Act of 1993, as amended.

Subordination Agreement
As previously reported by the Issuer, the Issuer entered into that certain Third Amended and Restated Credit and Security Agreement (the “Credit Agreement”) on December 21, 2018 with MidCap Financial Trust (“MidCap”) and the holders (the “Senior Lenders”) of the Issuer’s existing secured term loan facility (the “Credit Facility”) to increase the principal amount borrowed under the Credit Facility and to extend its term. In accordance with the Credit Agreement, in connection with the Issuer’s desire to enter into the Purchase Agreement and issue and sell the Notes thereunder, the Issuer, MidCap, and the Senior Lenders entered into an amendment to the Credit Agreement on the Agreement Date (the “Amendment”). In connection with the execution of the Amendment, the Issuer, Cap 1, for itself and on behalf of any future holder of the Notes (collectively, the “Subordinated Creditors”), and MidCap, as agent for the Senior Lenders, entered into a subordination agreement on the Agreement Date (the “Subordination Agreement”). Under the terms of the Subordination Agreement, as an inducement to the Senior Lenders to permit the issuance and sale of the Notes, the Senior Lenders and the Subordinated Creditors agreed that the Notes are to be subordinate to the Credit Facility and that any and all payments to the holders of the Notes are subject to the payment in full of the Credit Facility. Until the Credit Facility is Paid in Full (as such term is defined in the Subordination Agreement), the Subordinated Creditors agree not to take any Enforcement Action (as such term is defined in the Subordination Agreement) with respect to all or any portion of the Notes, without the prior written consent of the agent for the Senior Lenders.
The terms of the Subordination Agreement and the Credit Facility are described further in the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2019.
From time to time, the Reporting Person may hold a portion of its assets, which may include some of the Issuer’s securities, in prime brokerage accounts at one or more institutions, which accounts provide the Reporting Person with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, and sale or offset rights with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by the Reporting Person are held from time to time in such prime brokerage accounts, they may be subject to such counterparty rights.
Other than as described herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

CUSIP No. 67576A100	13D	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Note Purchase Agreement (including Form of Senior Subordinated Convertible Note), dated as of February 21, 2019, by and among Ocular Therapeutix, Inc. and the Purchasers listed therein.**
Exhibit B.	Form of Registration Rights Agreement by and among Ocular Therapeutix, Inc. and the Purchasers listed therein.**
Exhibit C.	Subordination Agreement, dated as of February 21, 2019, by and among Cap 1 LLC, Ocular Therapeutix, Inc. and MidCap Financial Trust, as administrative agent.**
**Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2019 (File No. 001-36554).

CUSIP No. 67576A100	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  March 4, 2019

Summer Road LLC

By:	/s/ Richard A. Silberberg
Name: Richard A. Silberberg
Title: Chief Operating Officer